UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Quanta Display, Inc.
(Name of Subject Company)

Quanta Display, Inc.
(Translation of Subject Company’s Name into English (if applicable))

Republic of China
(Jurisdiction of Subject Company’s Incorporation or Organization)

AU Optronics Corp.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Elton Yang Chief Financial Officer Quanta Display, Inc. No. 189, Hwa Ya 2nd Road Kuei Shan Hsiang, Tao Yuan Shien Taiwan, ROC 886-03-318-1898
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Not applicable
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item (1). Home Jurisdiction Documents

(a)	See Exhibit 99.1

Item (2). Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, is included on the first page of the document filed as Exhibit 99.1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

(1)	Written irrevocable consent and power of attorney on Form F-X dated July 31, 2006 and filed concurrently with the Commission on July 31, 2006.

(2)	Not applicable.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Max Cheng

(Signature)

Max Cheng Chief Financial Officer

(Name and Title)

July 31, 2006

(Date)

EXHIBIT
INDEX

Exhibit	Description

99.1	English translation of merger prospectus filed on July 28, 2006 by AU Optronics Corp. with the Taiwan Stock Exchange and the Securities and Future Bureau related to the merger of AU Optronics Corp. and Quanta Displays Incorporated.